

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

September 8, 2009

Mr. Sidney Zion
President, Xtrasafe, Inc.
600 Lexington Ave. 9th Floor
New York, NY 10022

> **RE:** **Form 8-K Item 4.01 filed August 13, 2009**
> **File No. 333-153762**

Dear Mr. Zion:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3732.

Sincerely,

Melinda Hooker
Staff Accountant